Exhibit 21.1

LIST OF SUBSIDIARIES

Subsidiaries of the Company	Organized Under the Laws of	Percent Owned by the Company
MidWestOne Bank	State of Iowa	100%
MidWestOne Insurance Services, Inc.	State of Iowa	100%
MidWestOne Statutory Trust II	State of Delaware	100% of common securities